As filed with the Securities and Exchange Commission on January 12, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2
TO
SCHEDULE 13E-3
(§240.13e-100)
RULE 13e-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934)
VITRIA TECHNOLOGY, INC.
(Name of the Issuer)
VITRIA TECHNOLOGY, INC.
INNOVATION TECHNOLOGY GROUP, INC.
ITG ACQUISITION, INC.
JOMEI CHANG, PH.D.
M. DALE SKEEN, PH.D.
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
928490 10 4
(CUSIP Number of Class of Securities)

JoMei Chang, Ph.D. President Innovation Technology Group, Inc. 750 Menlo Avenue, Suite 380 Menlo Park, California 94025 (650) 323 -8001	Michael D. Perry Chief Financial Officer Vitria Technology, Inc. 945 Stewart Drive Sunnyvale, California 94085 (408) 212-2700
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
COPIES TO:

Gordon K. Davidson, Esq. David K. Michaels, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, CA 94041 (650) 988-8500	Eric C. Jensen, Esq. John T. McKenna, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$67,111,418	$7,181

*	This calculation is based upon $0.000107 multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on (i) 24,400,850 shares of Vitria Technology common stock outstanding and owned by stockholders other than treasury shares the parties identified on Schedule A to the merger agreement described in the proxy statement referenced below (the “Parent Group”); and (ii) outstanding stock options to purchase an aggregate of 41,279 shares of Vitria Technology common stock with exercise prices below $2.75 which are eligible to be cashed out in the merger. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by stockholders will be converted into the right to receive $2.75 in cash, without interest, and (ii) each outstanding stock option to purchase shares of Vitria Technology common stock with a per share exercise price less than $2.75 will be converted into the right to receive a cash payment equal to (a) the excess of $2.75 over the per share exercise price for the shares of common stock subject to such stock option, multiplied by (b) the number of shares of common stock underlying each such stock option.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $7,181
Form or Registration No.: Schedule 14A
Filing Party: Vitria Technology, Inc.
Date Filed: October 20, 2006

ITEM 15. Additional Information.
ITEM 16. Exhibits
SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.(C)(3)
EXHIBIT 99.(C)(4)
EXHIBIT 99.(C)(5)
EXHIBIT 99.(C)(6)
EXHIBIT 99.(C)(7)
EXHIBIT 99.(C)(8)
EXHIBIT 99.(C)(9)
EXHIBIT 99.(C)(10)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13E-3 initially filed with the Securities and Exchange Commission on October 20, 2006 as amended on December 6, 2006 (the “Schedule 13E-3”) and is being filed by (i) Vitria Technology, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“Vitria”), (ii) Innovation Technology Group, Inc. (“Parent”), a Delaware corporation, (iii) ITG Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) JoMei Chang, Ph.D., a director of Vitria and President and a director of Parent and Merger Sub, and (v) M. Dale Skeen, Ph.D., Chief Executive Officer of Vitria and Chief Financial Officer, Secretary and a director of Parent and Merger Sub. Drs. Chang and Skeen are the only officers, directors and stockholders of Parent, and the only officers and directors of Merger Sub. This Amendment No. 2 and the Schedule 13E-3 relate to the Agreement and Plan of Merger, dated as of September 20, 2006, by and among Vitria, Parent and Merger Sub (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Vitria, the corporation surviving the merger (the “Merger”).
Concurrently with the filing of this Amendment No. 2, Vitria is filing with the Securities and Exchange Commission an amended proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of stockholders of Vitria at which the stockholders of Vitria will consider and vote upon a proposal to adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Amendment No. 2 to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act. The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein and in the Schedule by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given to them in the Proxy Statement.
The information contained in this Amendment No. 2, the Schedule and/or the Proxy Statement concerning (i) Vitria was supplied by Vitria and no other filing person takes responsibility for the accuracy of such information and (ii) each other filing person was supplied by such filing person and Vitria takes no responsibility for the accuracy of such information.
This Amendment No. 2 is being made to reflect the filing of the Proxy Statement on January 12, 2007 (and all references in the Schedule 13E-3 to the “Proxy Statement” should be read as referring to the amended Proxy Statement filed on January 12, 2007), to amend and restate Item 15, to amend and restate the exhibit list in Item 16 and the exhibit index, and to file additional materials as exhibits to the Schedule 13E-3.
Item 15 is amended and restated to read in its entirety as follows:
ITEM 15. Additional Information.
(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference. There is litigation related to the Merger. The information set forth under the caption “SPECIAL FACTORS—Litigation Related to the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
Item 16 is amended and restated to read in its entirety as follows:
ITEM 16. Exhibits.

(a)(1)	Not applicable.

(a)(2)(i)	Preliminary copy of Letter to Stockholders from the Secretary of Vitria Technology, Inc., incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on December 6, 2006.

(a)(2)(ii)	Preliminary copy of Notice of Special Meeting of Stockholders, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on December 6, 2006.

(a)(2)(iii)	Preliminary form of Proxy Card, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on December 6, 2006.

(a)(3)	Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on December 6, 2006.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by Vitria Technology, Inc. dated September 21, 2006, incorporated by reference to Schedule 14A Information Statement filed pursuant to Rule 14a-12 by Vitria Technology, Inc. on September 21, 2006.*

(a)(5)(ii)	Class Action complaint filed in the Chancery Court of the State of Delaware, captioned “Wilbanks v. Vitria Technology, Inc., et al,” filed October 30, 2006*

(a)(5)(iii)	Class Action complaint filed in the Chancery Court of the State of Delaware, captioned “Schachter v. Skeen, et al,” filed October 31, 2006*

(a)(5)(iv)	Class Action complaint filed in the Chancery Court of the State of Delaware, captioned “Shterenberg v. Chang, et al,” filed November 14, 2006*

(a)(5)(v)	Class Action complaint filed in the Chancery Court of the State of Delaware, captioned “MacKenzie v. Chang, et al” filed November 15, 2006*

(b)	Not applicable.

(c)(1)	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on September 20, 2006.*

(c)(2)	Opinion of Jefferies Broadview, a division of Jefferies & Company, Inc., dated September 20, 2006, attached as Annex B to the preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on December 6, 2006.

(c)(3)†	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on February 15, 2006.

(c)(4)†	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on May 5, 2006.

(c)(5)†	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on May 12, 2006.

(c)(6)	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on May 19, 2006.

(c)(7)	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on May 23, 2006.

(c)(8)†	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on June 30, 2006.

(c)(9)†	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on July 21, 2006.

(c)(10)†	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on August 1, 2006.

(d)(1)	Agreement and Plan of Merger dated as of September 20, 2006 by and among Vitria Technology, Inc., Innovation Technology Group, Inc. and ITG Acquisition, Inc., attached as Annex A to the preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on December 6, 2006.

(d)(2)	Voting Agreement dated as of September 20, 2006 by and among Vitria Technology, Inc., JoMei Chang, Ph.D. and M. Dale Skeen, Ph.D., individually and as joint tenants, incorporated by reference from Exhibit 99.2 of the Schedule 13D filed by Drs. Chang and Skeen and Innovation Technology Group, Inc. on October 2, 2006.

(d)(3)	Voting Agreement dated as of September 20, 2006 by and between Vitria Technology, Inc. and Skeen/Chang Investments, L.P., incorporated by reference from Exhibit 99.3 to the Schedule 13D filed by Drs. Chang and Skeen and Innovation Technology Group, Inc. on October 2, 2006.

(f)(1)	Section 262 of the Delaware General Corporation Law, attached as Annex C to the preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on December 6, 2006.

(f)(2)	For a description of appraisal rights, reference is made to Exhibit(a)(3).

(g)	Not applicable.

*	Previously filed.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VITRIA TECHNOLOGY, INC.

By:	/s/ Michael D. Perry

Name:	Michael D. Perry
Title:	Senior Vice President and Chief Financial Officer

INNOVATION TECHNOLOGY GROUP, INC.

By:	/s/ JoMei Chang, Ph.D.

Name:	JoMei Chang, Ph.D.
Title:	President

ITG ACQUISITION, INC.

By:	/s/ JoMei Chang, Ph.D.

Name:	JoMei Chang, Ph.D.
Title:	President

/s/ JoMei Chang, Ph.D.

JoMei Chang, Ph.D.

/s/ M. Dale Skeen, Ph.D.

M. Dale Skeen, Ph.D.

EXHIBIT INDEX

(a)(1)	Not applicable.

(a)(2)(i)	Preliminary copy of Letter to Stockholders from the Secretary of Vitria Technology, Inc., incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on December 6, 2006.

(a)(2)(ii)	Preliminary copy of Notice of Special Meeting of Stockholders, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on October 20, 2006.

(a)(2)(iii)	Preliminary form of Proxy Card, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on December 6, 2006.

(a)(3)	Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on December 6, 2006.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by Vitria Technology, Inc. dated September 21, 2006, incorporated by reference to Schedule 14A Information Statement filed pursuant to Rule 14a-12 by Vitria Technology, Inc. on September 21, 2006.*

(a)(5)(ii)	Class Action complaint filed in the Chancery Court of the State of Delaware, captioned “Wilbanks v. Vitria Technology, Inc., et al,” filed October 30, 2006*

(a)(5)(iii)	Class Action complaint filed in the Chancery Court of the State of Delaware, captioned “Schachter v. Skeen, et al,” filed October 31, 2006*

(a)(5)(iv)	Class Action complaint filed in the Chancery Court of the State of Delaware, captioned “Shterenberg v. Chang, et al,” filed November 14, 2006*

(a)(5)(v)	Class Action complaint filed in the Chancery Court of the State of Delaware, captioned MacKenzie v. Chang, et al, filed November 15, 2006*

(b)	Not applicable.

(c)(1)	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on September 20, 2006.*

(c)(2)	Opinion of Jefferies Broadview, a division of Jefferies & Company, Inc., dated September 20, 2006, attached as Annex B to the preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on December 6, 2006.

(c)(3)†	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on February 15, 2006.

(c)(4)†	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on May 5, 2006.

(c)(5)†	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on May 12, 2006.

(c)(6)	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on May 19, 2006.

(c)(7)	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on May 23, 2006.

(c)(8)†	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on June 30, 2006.

(c)(9)†	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on July 21, 2006.

(c)(10)†	Financial analysis materials prepared by Jefferies Broadview, a division of Jefferies & Company, Inc., in connection with its presentation to the Strategic Committee of Vitria Technology, Inc.’s Board of Directors on August 1, 2006.

(d)(1)	Agreement and Plan of Merger dated as of September 20, 2006 by and among Vitria Technology, Inc., Innovation Technology Group, Inc. and ITG Acquisition, Inc., attached as Annex A to the preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on December 6, 2006.

(d)(2)	Voting Agreement dated as of September 20, 2006 by and among Vitria Technology, Inc., JoMei Chang, Ph.D. and M. Dale Skeen, Ph.D., individually and as joint tenants, incorporated by reference from Exhibit 99.2 of the Schedule 13D filed by Drs. Chang and Skeen and Innovation Technology Group, Inc. on October 2, 2006.

(d)(3)	Voting Agreement dated as of September 20, 2006 by and between Vitria Technology, Inc. and Skeen/Chang Investments, L.P., incorporated by reference from Exhibit 99.3 to the Schedule 13D filed by Drs. Chang and Skeen and Innovation Technology Group, Inc. on October 2, 2006.

(f)(1)	Section 262 of the Delaware General Corporation Law, attached as Annex C to the preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vitria Technology, Inc. on December 6, 2006.

(f)(2)	For a description of appraisal rights, reference is made to Exhibit(a)(3).

(g)	Not applicable.

*	Previously filed.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.